Exhibit 99.1

Foresight: Eye-Net Signs Agreement with Software République for Deployment of its Advanced Digital Services in France

The founders of Software République include Dassault Systèmes, Eviden, JC Decaux, Orange, Renault Group, STMicroelectronics and Thales.
Software République is engaged in a road safety and mobility project in the metropolitan area of Bordeaux, France in collaboration with Allianz IARD, a leading global insurance company, Bordeaux University, Bordeaux INP, a scientific institution and Keolis Bordeaux Métropole Mobilités, the leading public mobility services provider in Bordeaux.

Successful completion of integration and live field testing could lead to widespread commercial deployment of Eye-Net’s V2X solution in the Bordeaux metropolitan area with a potential to expand in dozens of European cities.

Ness Ziona, Israel – November 27, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net” or “Eye-Net Mobile”), has signed an agreement with Software République group to integrate and conduct real-time testing of Eye-Net’s vehicle-to-everything (V2X) collision avoidance solution to enable advanced digital services for efficient urban mobility. This collaboration aligns with the group’s development of innovative digital services designed to enhance road user safety in the metropolitan area of Bordeaux, France. The agreement is part of a multi-phase collaboration to deploy Eye-Net’s solution, using third-party mobile applications, across dozens of European cities.

Bordeaux Metropole is implementing a comprehensive mobility plan to address the challenges of urban transportation and mobility. The plan prioritizes sustainable and efficient travel options, including active modes and electric mobility, to reduce carbon emissions and improve quality of life for residents. The group plans to integrate Eye-Net’s solutions into various applications throughout the Bordeaux metropole and assess its effectiveness in various real-world scenarios. Initial testing will focus on controlled environments with predefined conditions, followed by larger-scale evaluations in areas with varying cellular network coverage.

Eye-Net offers a collision-avoidance solution designed to protect road users within a connected ecosystem that provides real-time alerts and information to all road users to create a safer, more predictable road environment.

“This agreement signifies a major step forward in our efforts to enhance road safety across Europe. By collaborating with industry leaders, we are not only connecting road users but also laying the groundwork for significant commercial penetration in the market. Our cutting-edge software services are ready to make a real difference, opening exciting new business opportunities. This breakthrough positions us as leaders in a groundbreaking initiative that has the potential to significantly reduce road accidents, protect millions of road users in numerous cities across Europe, and reshape the future of connected transportation,” said Dror Elbaz, Chief Executive Officer of Eye-Net Mobile.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Software République

The Software République is an open innovation ecosystem dedicated to intelligent, secure, and sustainable mobility. It was founded in April 2021 by six founding members: Dassault Systèmes SE, Eviden, Orange S.A., Renault Group, STMicroelectronics N.V and Thales Group. In March 2024, JC Decaux joined the ecosystem.

The Software République builds collective businesses focused on the future of mobility through its unique horizontal collaboration model. The ecosystem stands out for its innovative approach, combining established companies and start-ups from different backgrounds to bring to market products and services that meet the new challenges of the connected vehicle, the smart city and energy. These projects are based on the complementary expertise of its partners in data analysis, artificial intelligence, cybersecurity, connectivity, and digital twins, and on the ambition to invent a new model of innovation while keeping people and the environment at the heart of its motivations.

For more information about Software République: https://softwarerepublique.eu/

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the benefits and advantages of Eye-Net’s solutions, that the successful completion of integration and live field testing could lead to widespread commercial deployment of Eye-Net’s V2X solution in the Bordeaux metropolitan area with a potential to expand in dozens of European cities, and that this breakthrough positions Eye-Net as a leader in a groundbreaking initiative that has the potential to significantly reduce road accidents, protect millions of road users in numerous cities across Europe, and reshape the future of connected transportation. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654